

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
Mr. William M. Lowe, Jr.
Chief Financial Officer
KEMET Corporation
2835 Kemet Way
Simpsonville, SC   29681

      Re: **KEMET Corporation**
                Form 10-K for the Fiscal Year Ended March 31, 2013
                Filed June 6, 2013
                Form 10-Q for the Quarterly Period Ended December 31, 2013
                Filed February 4, 2014
                Form 8-K dated January 30, 2014
                Filed January 30, 2014
                File No. 001-15491

Dear Mr. Lowe:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2013

Exhibits and Financial Statement Schedules, page 68

Notes to Consolidated Financial Statements, page 81

Note 7: Investment in NEC TOKIN, page 101

1.   We note you indicated that on March 12, 2012 you entered into a Stock Purchase Agreement to acquire 51% of the common stock (which represents a 34% economic

interest) of NEC TOKIN and that the referenced transaction closed on February 1, 2013. We also note you filed an Item 9.01 Form 8-K/A on March 25, 2013 with historical and pro forma financial statements related to the NEC TOKIN transaction. Please provide us with the significant subsidiary tests required by Rule 3-05(b)(2) of Regulation S-X for this transaction.

2.   In a related matter, we see you acquired a 51% interest in the common stock of NEC TOKIN, which represents a 34% economic interest in them. We also see from the information included in Exhibit 99.3 of the Form 8-K/A filed on March 25, 2013 that you are using your 34% economic interest for purposes of determining your share in the loss of NEC TOKIN. Tell us how you calculated your economic interest in NEC TOKIN. Also, tell us your consideration of the guidance at FASB ASC 323-10-35-4. Finally, revise your future filings to clearly indicate how you calculated your economic interest in NEC TOKIN and why the use of your economic interest percentage is the appropriate basis on which to recognize your share of the earnings or loss of NEC TOKIN.

Note 9: Segment and Geographic Information, page 103

3.   We note that you include your intangible assets within your long-lived asset disclosure by geographic area on page 107. Please revise your future filings to only include your hard assets that cannot be readily removed, which exclude intangibles, within your long-lived asset disclosure by geographic area. Refer to the guidance in 280-10-55-23 of the FASB Accounting Standard Codification.

Form 8-K dated January 30, 2014

Exhibit 99.1

4.   We note the "Financial Highlights" title on the first page of this press release discloses adjusted operating income and adjusted gross margin highlighting significant non-GAAP financial measures. Tell us how your current presentation complies with Item 10(e)(1)(i)(A) of Regulation S-K which requires disclosure of the directly comparable GAAP measure with equal or greater prominence to any non-GAAP disclosures in the filing. Alternatively, please revise your presentation of non-GAAP disclosures in future filings to comply with the guidance at Item 10(e)(1)(i)(A) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended December 31, 2013

Condensed Consolidated Statements of Cash Flows, page 7

5.   We note you use the indirect method to disclose your cash flows from operating activities. We also note you reconcile "Net loss from continuing operations" rather than "net loss" to net cash flows from operating activities. Please tell us why you believe this

presentation is consistent with the guidance at FASB ASC 230-10-45-28. Revise future filings as necessary to comply with the referenced guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Jay Webb, Reviewing Accountant at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Jay Webb "for"

Kevin L. Vaughn
Accounting Branch Chief